Nomura ETF Trust II
100 Independence, 610 Market Street
Philadelphia, PA  19106-2354

November 4, 2026

U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nomura ETF Trust II (the “Trust”) File No. 333-296204 Request for Withdrawal of a Post-Effective Amendment to the Trust’s Registration Statement on Form N-14

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust on behalf of its series, the Nomura Limited-Term Diversified Income ETF (the “Fund”), hereby respectfully requests withdrawal of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-14, filed via EDGAR with the Commission on November 2, 2026 (Accession No. 0002071844-26-001658).

The Trust is making this application for withdrawal of the Amendment because it has determined to refile the registration statement of the Fund based on guidance from the Commission.  No securities have been issued or sold in connection with the Amendment.

If you have any questions, please contact Jonathan Kopcsik at (215) 564-8099 or Jana Cresswell at (215) 564-8048.

Sincerely,

/s/Richard Salus
Name:	Richard Salus
Title:	SVP/Chief Financial Officer

cc:	Jonathan Kopcsik
Jana Cresswell
Stradley Ronon Stevens & Young, LLP